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                           October 14, 2022

       Andrew Michael Arroyo
       Chief Executive Officer
       Andrew Arroyo Real Estate Inc. d/b/a AARE
       12636 High Bluff Drive, Suite 400
       San Diego, CA 92130

                                                        Re: Andrew Arroyo Real
Estate Inc. d/b/a AARE
                                                            Post-Qualification
Amendment No. 1 to Offering Statement on Form 1-A
                                                            Filed October 5,
2022
                                                            File No. 024-11640

       Dear Andrew Michael Arroyo:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Melanie Singh at 202-551-4074 or Ruairi Regan at 202-551-3269 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Real Estate & Construction
       cc:                                              Craig V. Butler, Esq.